UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A
                                (Amendment No. 3)
                                 (Rule 13d-102)

                 Information To Be Included In Statements Filed
                   Pursuant To Rules 13d-1(b), (c) And (d) And
                Amendments Thereto Filed Pursuant To Rule 13d-2*


                                 POKERTEK, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    730864105
                  -------------------------------------------
                                     (CUSIP
                                     Number)

                                December 31, 2008
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

|_| Rule 13d-1(b)

|_| Rule 13d-1(c)

|X| Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 730864105                  Schedule 13G                  Page 2 of 8 Pages
--------------------------------------------------------------------------------
  1. NAME OF REPORTING PERSON

     Gehrig H. White
--------------------------------------------------------------------------------
  2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  |_|
     (b)  |_|
--------------------------------------------------------------------------------
  3. SEC USE ONLY

--------------------------------------------------------------------------------
  4. CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.
--------------------------------------------------------------------------------
                      5.    SOLE VOTING POWER

                            2,129,400 (See Item 4)
     NUMBER OF     -------------------------------------------------------------
      SHARES          6.    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY               -0- (See Item 4)
       EACH        -------------------------------------------------------------
     REPORTING        7.    SOLE DISPOSITIVE POWER
      PERSON
       WITH:                2,129,400 (See Item 4)
                   -------------------------------------------------------------
                      8.    SHARED DISPOSITIVE POWER

                            -0- (See Item 4)
--------------------------------------------------------------------------------
 9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,129,400
--------------------------------------------------------------------------------
10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES        |_|

--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     19.3%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON
     IN (See Item 4)
--------------------------------------------------------------------------------

CUSIP 730864105                  Schedule 13G                  Page 3 of 8 Pages
--------------------------------------------------------------------------------
  1. NAME OF REPORTING PERSON

     GHW Enterprises, LLC
--------------------------------------------------------------------------------
  2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  |_|
     (b)  |_|
--------------------------------------------------------------------------------
  3. SEC USE ONLY


--------------------------------------------------------------------------------
  4. CITIZENSHIP OR PLACE OF ORGANIZATION

     North Carolina
--------------------------------------------------------------------------------
                      5.    SOLE VOTING POWER

                            1,829,900 (See Item 4)
     NUMBER OF      ------------------------------------------------------------
       SHARES         6.    SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY              -0- (See Item 4)
        EACH        ------------------------------------------------------------
     REPORTING        7.    SOLE DISPOSITIVE POWER
       PERSON
       WITH:                1,829,900 (See Item 4)
                    ------------------------------------------------------------
                      8.    SHARED DISPOSITIVE POWER

                            -0- (See Item 4)
--------------------------------------------------------------------------------
 9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,829,900
--------------------------------------------------------------------------------
10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES        |_|

--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     16.6%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON
     OO (See Item 4)
--------------------------------------------------------------------------------

CUSIP 730864105                  Schedule 13G                  Page 4 of 8 Pages


Item 1. (a)     Name of Issuer:

                PokerTek, Inc.

        (b)     Address of Issuer's Principal Executive Offices:

                1150 Crews Road, Suite F
                Matthews, North Carolina 28105

Item 2. (a)     Names of Persons Filing:

                (i)     Gehrig H. White
                (ii)    GHW Enterprises, LLC


        (b)     Address of Principal Business Office or, if none, Residence:

                As to (i):  1150 Crews Road, Suite F
                            Matthews, North Carolina 28105

                As to (ii)  6207 Glynmoor Lakes Drive
                            Charlotte, North Carolina 28277

        (c)     Place of Organization or Citizenship:

                As to (i)   U.S.

                As to (ii)  North Carolina

        (d)     Title of Class of Securities:

                Common Stock, no par value

        (e)     CUSIP Number:

                730864105

Item 3. If this statement is filed pursuant to ss.ss.240.13d - 1(b) or 240.13d - 2(b) or (c), check whether the person filing is a:

        Not Applicable. This is a joint filing by the persons identified in Item 2, above, pursuant to Rules 13d-1(d) and Rule 13d-1(k) but not a group filing.

CUSIP 730864105                  Schedule 13G                  Page 5 of 8 Pages

Item 4. Ownership.

        (a) Amount beneficially owned:

            (i)     2,129,400
            (ii)    1,829,900

        (b) Percent of Class:

            (i)     19.3%
            (ii)    16.6%

        (c) Number of Shares as to which such person has:

            (i)   Sole power to vote or to direct the vote

                  (i)  2,129,400
                  (ii) 1,829,900

            (ii)  Shared power to vote or to direct the vote

                  (i)  -0-
                  (ii) -0-

            (iii) Sole power to dispose or to direct the disposition of

                  (i)  2,129,400
                  (ii) 1,829,900

            (iv)  Shared power to dispose or to direct the disposition of

                  (i)   -0-
                  (ii)  -0-

Item 5.   Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: |_|

          Not Applicable.

Item 6.   Ownership of More Than Five Percent on Behalf of Another Person

          See information in Item 4, above.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

          Not Applicable.

Item 8.   Identification and Classification of Members of the Group

          See information in Item 3 and Item 4, above.

Item 9.   Notice of Dissolution of Group

          Not Applicable.

CUSIP 730864105                  Schedule 13G                  Page 6 of 8 Pages


Item 10.  Certification

          Not applicable

CUSIP 730864105                  Schedule 13G                  Page 7 of 8 Pages


      After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

January 30, 2009


GEHRIG H. WHITE


/s/ Gehrig H. White
------------------------------
Gehrig H. White


GHW ENTERPRISES, LLC


By: /s/ Gehrig H. White
    --------------------------
    Gehrig H. White, as Manager

CUSIP 730864105                  Schedule 13G                  Page 8 of 8 Pages


                                EXHIBIT INDEX


Exhibit No.       Description
-----------       --------------------------------------------------------------
1                 Joint Filing Agreement, dated March 21, 2006, by and between
                  Gehrig H. White and GHW Enterprises, LLC, pursuant to Rule
                  13d-1(k) of the Securities Exchange Act of 1934, as amended, incorporated by reference to the Schedule 13G filed by Gehrig
                  H. White and GHW Enterprises, LLC on March 21, 2006.